UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Virgin America Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92765X208
(CUSIP Number)

James Cahillane Virgin Management USA, Inc. 65 Bleecker Street, 6th Floor New York, New York 10012 (212) 497-9098
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92765X208	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virgin Group Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,894,732*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,747,470*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,747,470*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%*
14	TYPE OF REPORTING PERSON CO

*	Virgin Group Holdings Limited beneficially owns 6,894,732 shares of voting common stock of the Issuer (the “Voting Common Stock”) and 6,852,738 shares of non-voting common stock of the Issuer (the “Non-Voting Common Stock,” and, together with the Voting Common Stock, the “Common Stock”). In the aggregate, Virgin Group Holdings Limited beneficially owns and has dispositive power over 13,747,470 shares of Common Stock. The ownership percentage set forth in Row 13 above is based on a total of 43,187,040 shares of Common Stock issued and outstanding as of the close of business on April 30, 2015. The 6,894,732 shares of Voting Common Stock set forth in Row 7 above represent approximately 19.0% of the 36,334,302 shares of Voting Common Stock issued and outstanding as of the close of business on April 30, 2015.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.  The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

CUSIP No. 92765X208	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sir Richard Branson*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,894,732**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,747,470**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,747,470**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.8%**
14	TYPE OF REPORTING PERSON IN

*	Solely in his capacity as owner of Virgin Group Holdings Limited.

**	Represents 6,894,732 shares of Voting Common Stock and 6,852,738 shares of Non-Voting Common Stock, which, in aggregate, represent 13,747,470 shares of Common Stock. The ownership percentage set forth in Row 13 above is based on a total of 43,187,040 shares of Common Stock issued and outstanding as of the close of business on April 30, 2015. The 6,894,732 shares of Voting Common Stock set forth in Row 7 above represent approximately 19.0% of the 36,334,302 shares of Voting Common Stock issued and outstanding as of the close of business on April 30, 2015.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

CUSIP No. 92765X208	SCHEDULE 13D	Page 4 of 7

Item 1.	Security and Issuer

This Amendment No. 1 is being filed by the undersigned to amend the Schedule 13D filed on November 24, 2014 (as so amended, the “Schedule 13D”). This Schedule 13D relates to 13,747,470 shares (the “Subject Shares”) of Common Stock, par value $0.01 per share (the “Common Stock”), representing approximately 31.8% of the issued and outstanding Common Stock of Virgin America Inc., a Delaware corporation (the “Issuer”), beneficially owned by Virgin Group Holdings Limited, a British Virgin Islands corporation (“Virgin Group Holdings”), and the other Reporting Person identified in Item 2 below. The Common Stock is divided into two classes, voting common stock (the “Voting Common Stock”) and non-voting common stock (the “Non-Voting Common Stock”). Virgin Group Holdings beneficially owns 6,852,738 shares of Non-Voting Common Stock and 6,894,732 shares of the Voting Common Stock, representing approximately 19.0% of the Issuer’s issued and outstanding Voting Common Stock. For more information on the Voting Common Stock and the Non-Voting Common Stock, see Item 5 below. The address of the principal executive office of the Issuer is 555 Airport Boulevard, Burlingame, CA, 94010.

Item 2.	Identity and Background

(a)-(c) & (f)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by: (i) Virgin Group Holdings, a British Virgin Islands corporation, whose principal business is as an investment holding company, and (ii) Sir Richard Branson, a citizen of the United Kingdom, whose principal business is entrepreneurship. Virgin Group Holdings and Sir Richard Branson are, collectively, referred to herein as the “Reporting Persons.”

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference into this Item 2.

The address for Virgin Group Holdings is Craigmuir Chambers, PO Box 71, Road Town, Tortola, VG 1110, British Virgin Islands.

The address of Sir Richard Branson is Richard’s House, PO Box 1091, The Valley, Virgin Gorda, Necker Island, British Virgin Islands.

The principal business address of and occupation of each Covered Person is indicated on the attached Annex A.

On July 10, 2015, RBC Trustees (C.I.) Limited and Deutsche Bank Trustee Services (Guernsey) Limited, in their respective capacities as trustees on behalf of certain trusts holding shares of Virgin Group Holdings, effected the distribution of all shares of Virgin Group Holdings held by such trusts to Sir Richard Branson. As a result of such distributions, Sir Richard Branson became the sole shareholder of Virgin Group Holdings.

On July 14, 2015, Corvina Holdings Limited assigned its entire limited partnership interest and its general partnership interest in VX Holdings, L.P. (“VX Holdings”) to Virgin Group Holdings. As a result of such assignments, Virgin Group Holdings became the sole partner of VX Holdings and VX Holdings was dissolved. A certificate of cancellation of VX Holdings was filed with the Secretary of State of Delaware on July 14, 2015. As a result of the dissolution, the Subject Shares were distributed to Virgin Group Holdings.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

CUSIP No. 92765X208	SCHEDULE 13D	Page 5 of 7

Item 4.	Purpose of Transaction

No material change.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages and Item 1 of this Schedule 13D is incorporated herein by reference.

Ownership percentages set forth in this Schedule 13D are based on a total of 36,334,302 shares of Voting Common Stock issued and outstanding as of the close of business on April 30, 2015 and 43,187,040 total shares of Common Stock (which includes Voting Common Stock and Non-Voting Common Stock) issued and outstanding as of the close of business on April 30, 2015.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws restrict voting of shares of its capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of its voting stock be voted, directly or indirectly, by persons who are not U.S. citizens, and that no more than 49.9% of its outstanding stock be owned (beneficially or of record) by persons who are not U.S. citizens. The Issuer’s amended and restated certificate of incorporation provides that no shares of its capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which the Issuer refers to as the foreign stock record. The Issuer’s amended and restated bylaws further provide that no shares of its capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. The Issuer’s amended and restated bylaws also provide that any transfer or issuance of Common Stock that would cause the amount of our stock owned by persons who are not U.S. citizens to exceed foreign ownership restrictions imposed by federal law will be void and of no effect.

Holders of Non-Voting Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Issuer’s Board of Directors out of legally available funds ratably with shares of Voting Common Stock, subject to preferences that may be applicable to any then outstanding preferred stock and limitations under Delaware law.

Shares of Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except to the extent required under Delaware law.

As of the filing date of this Schedule 13D each of the Reporting Persons may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and power to vote or direct the vote of 6,894,732 shares of Voting Common Stock representing approximately 19.0% of the Voting Common Stock (see Row 7 and the notes to each cover page) and (ii) the power to direct the disposition of 13,747,470 shares of Common Stock representing approximately 31.8% of the Common Stock (see Row 9 and the notes to each cover page) for the reasons set forth below:

Virgin Group Holdings is the direct beneficial owner of 13,747,470 shares of Common Stock and has the sole power to vote 6,894,732 shares of Common Stock and dispose of 13,747,470 shares of Common Stock.

Virgin Group Holdings is owned by Sir Richard Branson and he has the ability to appoint and remove the management of Virgin Group Holdings and, as such, may indirectly control the decisions of Virgin Group Holdings regarding the voting and disposition of securities held by Virgin Group Holdings. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

Transactions in the Common Stock by the Reporting Persons in the last 60 days:

The information contained in Item 2 of this Schedule 13D is incorporated herein by reference.

On May 18, 2015, as a result of the vesting of certain restricted stock units of the Issuer, the Issuer granted 3,974 shares of Common Stock to VX Holdings.

(d) and (e)

Not applicable

CUSIP No. 92765X208	SCHEDULE 13D	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In accordance with the Registration Rights Agreement between the Issuer, VX Holdings and other investors party thereto, VX Holdings’ rights and obligations thereunder have been transferred to Virgin Group Holdings in connection with the transfer of the Subject Shares to Virgin Group Holdings.

The foregoing description of the Registration Rights Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of such agreement.

Item 7.	Material to be filed as Exhibits

The following is filed herewith as an Exhibit to this Schedule 13D:

Exhibit 8	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 92765X208	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of July 14, 2015.

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-Fact

SIR RICHARD BRANSON

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-Fact

Directors and Officers of Virgin Group Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Peter Michael Russell Norris Director	Non-Executive Chairman of Virgin Group	Virgin Management Ltd. The Battleship Building, 179 Harrow Road, London W2 6NB United Kingdom	UK

Joshua Bayliss Director	CEO of Virgin Group	Virgin Management S.A. 13-15, Cours de Rive Geneva 1204 Switzerland	UK

Ian Keith Cuming Director and Alternate Director to Joshua Bayliss and/or Henry Kierulf	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1PB	UK

Henry Vincent Kierulf Director and Alternate Director to Joshua Bayliss and/or Ian Keith Cuming	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1PB	UK

Andreas Josef Tautscher Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	Austrian

Alison Jane Renouf Director	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	Guernsey

Stephen Edward Collier Alternate Director to Alison Jane Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Delakshan Gerard Morgan Chinniah Alternate Director to Ian Keith Cuming	Trust Director	RBC Trust Company (International) Limited La Motte Chambers, St. Helier, Jersey, JE1 1PB	Canadian